Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statements (File Nos. 333-62101 and 333-9832) on Forms S-8 of EACO Corporation of our report dated December 14, 2010, relating to our audit of the consolidated financial statements, which appear in this Annual Report on Form 10-K of EACO Corporation for the year ended August 31, 2010. Our report dated December 14, 2010, relating to the consolidated financial statements includes emphasis paragraphs relating to the combination of entities under common control and uncertainty as to the extension of the Company’s line of credit agreement.
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
December 14, 2010